As filed with the Securities and Exchange Commission on November 12, 2020.
Registration Statement No. 333-248484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November [12], 2020
Commission File Number: [•]

COMPASS PATHWAYS PLC
(Exact name of registrant as specified in its charter)

England and Wales	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

COMPASS Pathways plc
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report of Foreign Private Issuer on Form 6-K, or Report, is being furnished by COMPASS Pathways plc, or the Company, to the U.S. Securities and Exchange Commission, or the SEC, for the sole purposes of: (i) furnishing, as Exhibit 99.1 hereto, the unaudited interim condensed consolidated financial statements as of, and for the three and nine month periods ended, September 30, 2020, or the Financial Statements, (ii) furnishing, as Exhibit 99.2 hereto, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes the Company’s financial condition and results of operations as of, and for the three and nine month periods ended, September 30, 2020; and (iii) furnishing, as Exhibit 99.3 hereto, a press release issued by the Company on November 12, 2020 announcing its third quarter 2020 financial results.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2020 and December 31, 2019 and for the Three Months and Nine Months Ended September 30, 2020 and 2019

99.2	Management’s Discussion and Analysis for the Three Months and Nine Months Ended September 30, 2020 and 2019

99.3	Press release dated November 12, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: November 12, 2020	By:	/s/ George Goldsmith
	Name:	George Goldsmith
	Title:	Chief Executive Officer

COMPASS PATHWAYS PLC
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except share and per share amounts)
(expressed in U.S. Dollars, unless otherwise stated)

	September 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash	$196,505	$24,966
Restricted cash	29	18
Prepaid expenses and other current assets	10,671	7,187
Total current assets	207,205	32,171
Investments	500	—
Property and equipment, net	231	218
Other assets	59	—
Total assets	$207,995	$32,389
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$2,630	$1,262
Accounts payable - due to a related party	13	63
Accrued expenses and other liabilities	2,277	1,457
Convertible notes payable	—	12,397
Convertible notes payable - due to a related party	—	8,692
Total current liabilities	4,920	23,871
Total liabilities	4,920	23,871

Commitments and contingencies (Note 13)
Convertible preferred shares, £0.008 par value; no shares authorized, issued and outstanding at September 30, 2020; 9,782,505 shares authorized, issued and outstanding at December 31, 2019; aggregate liquidation preference of $39,279	—	38,908
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, £0.008 par value; 35,930,331 and 10,752,429 shares authorized, issued and outstanding at September 30, 2020 and December 31, 2019, respectively	367	111
Deferred shares, £21,391.504 par value; one share authorized, issued and outstanding at September 30, 2020; no shares authorized, issued and outstanding at December 31, 2019	28	—
Additional paid-in capital	278,098	7,162
Accumulated other comprehensive income (loss)	3,675	(98)
Accumulated deficit	(79,093)	(37,565)
Total shareholders’ equity (deficit)	203,075	(30,390)
Total liabilities, convertible preferred shares and shareholders’ deficit	$207,995	$32,389
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended September		Nine Months Ended September
	2020	2019	2020	2019
OPERATING EXPENSES:
Research and development	$6,875	$3,121	$18,822	$7,987
General and administrative	6,551	3,107	20,909	5,730
General and administrative - fees due to a related party	56	42	143	135
Total operating expenses	13,482	6,270	39,874	13,852
LOSS FROM OPERATIONS:	(13,482)	(6,270)	(39,874)	(13,852)
OTHER INCOME (EXPENSE), NET:
Other income	109	17	302	52
Foreign exchange gains (losses)	(4,331)	45	(3,252)	67
Fair value change of convertible notes	—	—	(1,031)	—
Fair value change of convertible notes - due to a related party	—	—	(723)	—
Benefit from R&D tax credit	1,092	528	3,175	1,756
Total other income (expense), net	(3,130)	590	(1,529)	1,875
Loss before income taxes	(16,612)	(5,680)	(41,403)	(11,977)
Income tax benefit (expense)	(82)	—	(125)	—
Net loss	(16,694)	(5,680)	(41,528)	(11,977)
Other comprehensive (loss) income:
Foreign exchange translation adjustment	4,806	(558)	3,773	(577)
Comprehensive loss	$(11,888)	$(6,238)	$(37,755)	$(12,554)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(1.30)	$(0.73)	$(3.90)	$(1.68)
Weighted average ordinary shares outstanding—basic and diluted	12,834,889	7,789,132	10,638,738	7,134,760
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Convertible Preferred Shares and Shareholders’ Deficit
(unaudited)
(in thousands, except share and per share amounts)

	Convertible shares		A CONVERTIBLE SHARES		B CONVERTIBLE SHARES		ORDINARY £0.008 PAR VALUE		Deferred $0.0008 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2019	2,650,980	$3,761	7,131,525	$35,147	—	—	10,752,429	$111	—	—	$7,162	$(98)	$(37,565)	$(30,390)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,704	—	—	1,704
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(348)	—	(348)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(8,585)	(8,585)
Balance at March 31, 2020	2,650,980	$3,761	7,131,525	$35,147	—	—	10,752,429	$111	—	—	$8,866	$(446)	$(46,150)	$(37,619)
Issuance of B convertible preferred shares, net of issuance costs	—	—	—	—	4,487,533	55,975	—	—	—	—	—	—	—	—
Conversion of notes into B convertible preferred shares	—	—	—	—	1,723,263	21,614	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	9,698	—	—	9,698
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(685)	—	(685)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(16,249)	(16,249)
Balance at June 30, 2020	2,650,980	$3,761	7,131,525	$35,147	6,210,796	$77,589	10,752,429	$111	—	—	$18,564	$(1,131)	$(62,399)	$(44,855)
Issuance of B convertible preferred shares, net of issuance costs	—	—	—	—	425,871	5,341	—	—	—	—	—	—	—	—
Exercise of share options	—	—	—	—	—	—	197,702	2	—	—	(2)	—	—	—
Forfeiture of ordinary shares	—	—	—	—	—	—	(63,972)	(1)	—	—	1	—	—	—
Effect of corporate reorganization including conversion of preferred share to ordinary share	(2,650,980)	(3,761)	(7,131,525)	(35,147)	(6,636,667)	(82,930)	16,419,172	167	1	28	121,643	—	—	121,838

Issuance pf ordinary shares in initial public offering, net of issuance costs of $4,838	—	—	—	—	—	—	8,625,000	88		—	—	132,677	—	—	132,765
Share-based payment compensation expense	—	—	—	—	—	—	—	—		—	—	5,215	—	—	5,215
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—		—	—	—	4,806	—	4,806
Net loss	—	—	—	—	—	—	—	—		—	—	—	—	(16,694)	(16,694)
Balance at September 30, 2020	—	—	—	—	—	—	35,930,331	$367		1	28	$278,098	$3,675	$(79,093)	$203,075

Balance at December 31, 2018	2,650,980	3,761	7,131,525	35,147	—	$—	10,551,166	$111		$—	$—	$3,909	$(435)	$(17,953)	$(14,368)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	340	—	—	340
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	548	—	548
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,699)	(2,699)
Balance at March 31, 2019	2,650,980	$3,761	7,131,525	$35,147	—	$—	10,551,166	$111		—	$—	$4,249	$113	$(20,652)	$(16,179)
Share-based compensation expense	—	—	—	—	—	—	—	—		—	—	341	—	—	341
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—		—	—	—	(567)	$—	(567)
Net loss	—	—	—	—	—	—	—	—		—	—	—	$—	(3,598)	(3,598)
Balance at June 30, 2019	2,650,980	$ 3,761	7,131,525	$ 35,147	—	—	10,551,166	$111		—	—	$4,590	$(454)	$24,250	$(20,003)
Share-based compensation expense	—	—	—	—	—	—	—	—		—	—	1,837	$—	$—	1,837
Unrealized gain (loss) on foreign currency translation	—	—	—	—	—	—	—	—		—	—	—	(558)	$—	(558)
Net loss	—	—	—	—	—	—	—	—		—	—	—	—	(5,680)	(5,680)
Balance at September 30, 2019	2,650,980	$ 3,761	7,131,525	$ 35,147	—	—	10,551,166	$111		—	—	$6,427	$(1,012)	$(29,930)	$(24,404)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COMPASS PATHWAYS PLC
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands)

	Nine Months Ended September 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(41,528)	$(11,977)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	84	7
Change in fair value of convertible notes	1,754	—
Non-cash share-based compensation	16,617	2,518
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(3,685)	(2,554)
Other assets	(59)	—
Accounts payable	1,338	414
Accrued expenses and other liabilities	853	203
Net cash used in operating activities	(24,626)	(11,389)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(104)	(89)
Purchase of investments	(492)	—
Net cash used in investing activities	(596)	(89)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of issuance of preferred shares, net of issuance costs	61,316	—
Issuance of ADRs in initial public offering, net of issuance costs	132,823	—
Proceeds from issuance of convertible notes	—	12,049
Net cash provided by financing activities	194,139	12,049
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,633	(866)
Net increase (decrease) in cash	171,550	(295)
Cash, cash equivalents and restricted cash, beginning of period	24,984	22,907
Cash, cash equivalents and restricted cash, end of period	$196,534	$22,612

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Conversion of convertible notes into convertible preferred shares	$21,614	$—
The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Nine Months Ended September 30,
	2020	2019
Cash and cash equivalents	$196,505	$22,587
Short-term restricted cash	29	25
Total cash, cash equivalents and restricted cash	$196,534	$22,612
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COMPASS PATHWAYS PLC
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Nature of the Business
COMPASS Pathways plc, or the Company, is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. The Company is developing psilocybin therapy through late-stage clinical trials in Europe and North America for patients with treatment-resistant depression.
The Company is a public limited company incorporated in England and Wales. Prior to and in contemplation of the consummation of the Company's initial public offering, or IPO, of American Depositary Shares, or ADSs, the Company undertook a corporate reorganization. The corporate reorganization took place in several steps, all of which have been completed. The Company refers to the following steps, which are discussed in more detail below, as the “corporate reorganization”.
•Prior to the corporate reorganization, the holding company of the COMPASS group was COMPASS Pathfinder Holdings Limited.
•Pursuant to the terms of a share for share exchange completed on August 7, 2020, all of the shareholders of COMPASS Pathfinder Holdings Limited exchanged each of the shares held by them for 1,161 of the same class, with the same shareholder rights, of newly issued shares of COMPASS Rx Limited and, as a result, COMPASS Pathfinder Holdings Limited became a wholly owned subsidiary of COMPASS Rx Limited. This share exchange had the effect of a 1:1,161 share split. No shareholder rights or preferences changed as a result of the share for share exchange. COMPASS Pathfinder Holdings Limited is a private limited liability company incorporated under the laws of England and Wales and its primary offices are in London, United Kingdom. COMPASS Pathfinder Holdings Limited has one wholly-owned subsidiary, COMPASS Pathfinder Limited, whose primary office is in London, United Kingdom. COMPASS Pathfinder Limited has one wholly-owned subsidiary, COMPASS Pathways Inc. whose primary office is located in New York, United States of America.
•Pursuant to Part 17 of the Companies Act 2006, on August 19, 2020, COMPASS Rx Limited reduced its share capital by way of a reduction of the nominal value of each share in the capital of COMPASS Rx Limited from £1.00 to £0.001 in order to satisfy the net asset test requirement in section 92 of the Companies Act 2006 for the re-registration of COMPASS Rx Limited as a public limited company and to create distributable reserves.
•COMPASS Rx Limited was re-registered as a public limited company and renamed COMPASS Pathways plc, effective on August 21, 2020. COMPASS Pathways plc is a holding company with nominal activity.
•On September 22, 2020, immediately prior to the completion of the Company’s IPO, the different classes of issued share capital of COMPASS Pathways plc were reorganized on a one-for-0.1136 basis into a single class of 27,305,331 ordinary shares by way of a reverse share split. As part of this reverse share split, the nominal value of COMPASS Pathways plc’s ordinary shares changed from £0.001 per share to £0.008 per share and a single deferred share with a nominal value of £21,921.504 in the capital of the Company was created and transferred to the Company.
•On September 22, 2020, the Company completed IPO. In the IPO, the Company sold an aggregate of 8,625,000 ADSs representing the same number of ordinary shares, including 1,125,000 ADSs pursuant to the underwriters’ over-allotment right option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were approximately $132.9 million, after deducting underwriting discounts and commissions and other offering expenses.

COMPASS Pathways plc is a continuation of COMPASS Pathfinder Holdings Limited and its subsidiaries, and the corporate reorganization has been accounted for as a combination of entities under common control. The corporate reorganization associated with the IPO has been given retrospective effect in these financial statements and such financial statements represent the financial statements of COMPASS Pathways plc. In connection with the corporate reorganization, outstanding restricted share awards and option grants of COMPASS Pathfinder Holdings Limited were exchanged for share awards and option grants of COMPASS Pathways plc with identical restrictions.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Therapeutic candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s therapeutic development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from sales.
The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $41.5 million and $12.0 million for the nine months ended September 30, 2020 and 2019, respectively. In addition, as of September 30, 2020, the Company had an accumulated deficit of $79.1 million. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.
The Company believes the cash and cash equivalents on hand as of September 30, 2020 of $196.5 million will be sufficient to fund its operating expenses and capital expenditure requirements into 2023.
The Company is assessing its business plans and the impact the COVID-19 pandemic may have on its ability to advance the development and manufacturing of COMP360 as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom it relies, or to raise financing to support the development of its investigational COMP360 psilocybin therapy. No assurances can be given that this analysis will enable the Company to avoid part or all of any impact from the COVID-19 pandemic, including downturns in business sentiment generally or in its sector in particular. The Company cannot currently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties on whom it relies or with whom the Company conducts business were to experience shutdowns or other business disruptions, its ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.
The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of and for the year ended December 31, 2019, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2020, and the results of its operations and comprehensive loss, and its cash flows for the nine months ended September 30, 2020 and 2019.

The results for the nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period. These interim financial statements should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2019, and the notes thereto, which are included elsewhere in the Company’s Prospectus filed with the U.S. Securities and Exchange Commission, or SEC, on September 21, 2020.
Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares, share-based compensation, measurement of the fair value of the Company’s convertible notes and the research and development tax credit. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. The Company does not currently have any cash equivalents.
Restricted Cash
Restricted cash as of December 31, 2019 represents a collateral deposit for employee credit cards.
Investment
In circumstances where the Company does not have the ability to exercise significant influence or control over the operating and financial policies of the investee, the investment is carried at cost, less impairment, adjusted for subsequent changes to estimated fair value up to the original cost.
Fair Value of Financial Instruments
Certain liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•Level 1—Quoted prices in active markets for identical assets or liabilities.

•Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
•Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques
The Company's convertible notes are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. Two primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considers the value impact of conversion at the stated discount to the issue price if the Company raises over £25.0 million in an equity financing before the first anniversary of the issuance date, or the Qualified Financing, otherwise Non-Qualified Financing, while the second scenario assumes the convertible notes are held to maturity. As of the issuance date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible note was equal to the principal investment amount. The implied yield of previously issued convertible notes is carried forward and used as the primary discount rate for subsequent valuation dates. The Company estimates the fair value of the convertible notes based on a future value on projected conversion dates which have been i) discounted back to the valuation date at an appropriate discount rate and ii) probability weighted to arrive at an indication of value for the convertible notes.
Fair Value Option
As permitted under Accounting Standards Codification 825, Financial Instruments, or ASC 825, the Company has elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company records these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the condensed consolidated statement of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option to the convertible notes because there are no non-contingent beneficial conversion options related to the convertible notes.
Concentration of Credit Risk
Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.
Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
Lab equipment	5 years
Office equipment	3-5 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the condensed consolidated statement of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.
Impairment of Long-Lived Assets
The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses or had triggering events related to its underlying assets for the three and nine months ended September 30, 2020 and 2019.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment; however, the Company operates in two geographic regions: the UK and the United States. The Company’s fixed assets are primarily located in the UK. The Company’s singular concentration is focused on accelerating patient access to evidence-based innovation in mental health.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, travel, and external costs of outside vendors engaged to manufacture clinical trial materials and conduct clinical development activities.
Research Contract Costs and Accruals
The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs and receives updated estimates of costs and amounts owed on a monthly basis from its third-party service providers. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted cost estimates from third-party service providers. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.
Share-Based Compensation
The Company accounts for all share-based payment awards granted to employees and non-employees as share-based compensation expense at fair value. The Company grants equity awards under its share-based compensation programs, which may include share options, restricted ordinary shares and restricted share units. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as expense over the requisite service period, which is the vesting period, on a straight-line basis. Share-based compensation expense is classified in the accompanying condensed consolidated statement of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes share-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.
There have been no performance conditions attached to the share options granted by the Company to date. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 11 for the Company’s assumptions used in connection with option grants made during the periods covered by these condensed consolidated financial statements. Assumptions used in the option pricing model include the following:
Expected volatility. The Company lacks company-specific historical and implied volatility information for its ordinary shares. Therefore, it estimates its expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.
Expected term. The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.
Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.
Expected dividend. The expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
Fair value of ordinary shares. Given the absence of an active market for the Company’s ordinary shares prior to the IPO, the Company and the Board, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a stock-based award. The grant date fair value of restricted ordinary shares and share options were calculated based on the grant date fair value of the underlying ordinary shares. The Company calculated the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the “Practice Aid”. The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using an option-pricing method, or OPM. After IPO, the fair value of ordinary shares is determined by reference to the closing price of ADSs on the Nasdaq Global Select Market on the date of grant.
The OPM method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM calculation included the risk-free rate, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.
Foreign Currency Translation
The Company maintains its condensed consolidated financial statements in its functional currency, which is the Pound Sterling. The functional currency of our subsidiary operations is the applicable local currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the condensed consolidated statement of operations and comprehensive loss. The Company recorded foreign exchange losses of approximately $4.3 million and foreign exchange gains of less than $0.1 million for the three months ended September 30, 2020 and 2019, respectively. The Company recorded foreign exchange losses of approximately $3.3 million and foreign exchange gains of $0.1 million for the nine months ended September 30, 2020 and 2019, respectively.
For financial reporting purposes, the condensed consolidated financial statements of the Company have been presented in the U.S. dollar, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, expenses and other income (expense), net are translated at the average exchange rates and shareholders’ deficit is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive (loss) income, a component of shareholders’ deficit.
Benefit from Research and Development Tax Credit
The Company is subject to corporate taxation in the UK and the United States. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development, or R&D, tax credits is recognized in the condensed consolidated statements of operations and comprehensive loss as a component of other income (expense), net, and represents the sum of the research and development tax credits recoverable in the UK.
The UK research and development tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the UK research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK research and development tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.
As a company that carries out extensive research and development activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises, or SME. Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The Company meets the conditions of the SME regime. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
The Company may not be able to continue to claim research and development tax credits under the SME regime in the future because it may no longer qualify as a small or medium-sized company.
Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits.

Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Similarly, VAT paid on purchase invoices is generally reclaimable from Her Majesty’s Revenue & Customs, or HMRC.
Comprehensive Loss
Comprehensive loss includes net loss as well as other changes in shareholders’ deficit that result from transactions and economic events other than those with shareholders.
Net Loss per Share
The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares and restricted share units, including unvested ordinary shares, share options, convertible preferred and Series A convertible preferred shares, outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.
Recently Adopted Accounting Pronouncements
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, or ASU 2018-13, which amends changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty which should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. ASU 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those periods. Early application is permitted. The Company adopted this ASU as of January 1, 2020 and it has no material impact on the condensed consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The new standard will align the requirements for capitalizing implementation costs for hosting arrangements (services) with costs for internal-use software (assets). As a result, certain implementation costs incurred in hosting arrangements will be deferred and amortized. The new standard will be effective for the Company on January 1, 2020. The Company adopted this ASU as of January 1, 2020 and an immaterial amount of implementation costs were capitalized within other assets as of September 30, 2020.
Recently Issued Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2016-02, (Topic 842) Leases, or ASU 2016-02. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-02 is effective for the Company for the year ended December 31, 2021, and all interim periods thereafter. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11 Leases – Targeted Improvements, or ASU 2018-11, intended to ease the implementation of the new lease standard for financial statement preparers by, among other things, allowing for an additional transition method. In lieu of presenting transition requirements to comparative periods, as previously required, an entity may now elect to show a cumulative effect adjustment on the date of adoption without the requirement to recast prior period financial statements or disclosures presented in accordance with ASU 2016-02.
The Company is continuing to evaluate developments within the new lease guidance and is finalizing its evaluation of its existing population of contracts to ensure all contracts that meet the definition of a lease contract under the new standard are identified. The Company is currently evaluating the impact of adopting this guidance on the Company’s condensed consolidated financial statements and expects that its operating lease commitments will be subject to the new standard and recognized as right-of-use assets and operating lease liabilities upon adoption of this standard, which will increase the total assets and total liabilities that it reports relative to such amounts presented prior to adoption. The Company intends to adopt the new lease guidance for the period beginning January 01, 2022.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740),” or ASU 2019-12, which simplifies the accounting for income taxes. The new guidance removes certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intraperiod tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a condensed consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods thereafter; however, early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2019-12 will have on the condensed consolidated financial statements and related disclosures.
Subsequent Event Considerations
The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the condensed consolidated financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. See Note 15.
3. Fair Value Measurements
There are no financial instruments measured at fair value on a recurring basis as of September 30, 2020. The following table presents information about the Company’s financial instruments measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2019:

	Fair Value Measurement as of December 31, 2019 Using:
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
Liabilities	$—	$—	$21,089
Convertible notes	$—	$—	$21,089
Management believes that the carrying amounts of the Company’s unaudited condensed consolidated financial instruments, including accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.
The Company elected the fair value option to account for its convertible notes issued during 2019 (See Note 8). The fair value of the convertible notes was determined based on significant inputs not observable in the market, which represents a level 3 measurement within the fair value hierarchy.

The Company recorded a loss of $1.8 million for changes in the fair value of the convertible notes in the unaudited condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2020. No change in fair value of convertible notes was recognized during the three months ended September 30, 2020 as no convertible notes was outstanding during the three months ended September 30, 2020. No change in fair value of convertible notes was recognized during the three and nine months ended September 30, 2019 as the carrying value approximated to its fair value as of September 30, 2019.
The following table provides a roll forward of the aggregate fair value of the Company’s convertible notes, for which fair value was determined using level 3 inputs (in thousands):

Convertible notes
Balance as of December 31, 2019	$21,089
Change in fair value	1,754
Settlement of convertible notes	(21,614)
Exchange difference	(1,229)
Balance as of September 30, 2020	$—
4. Investment
On March 6, 2020, the Company made a strategic investment of $0.5 million to acquire an 8% (on a fully diluted basis) shareholding in Delix Therapeutics, Inc., a drug discovery and development company researching novel small molecules for use in CNS indications. The Company’s investment in Delix Therapeutics, Inc. does not provide it with significant influence over the investee. The investment does not have a readily determinable fair value and therefore will be measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This investment will be measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the condensed consolidated statements of operations and comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. As of September 30, 2020, no impairment loss was recognized.
5. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	September 30, 2020	December 31, 2019
UK R&D tax credit	$3,338	$4,791
Prepaid insurance premium	3,799	—
Prepaid research and development	1,745	903
VAT recoverable	865	426
Deferred IPO costs	—	115
Other current assets	924	952
	$10,671	$7,187
UK R&D tax credit for the period ended December 31, 2019 included amounts receivable in respect of both the 2018 and 2019 financial years. The UK R&D tax credit balance at December 31, 2019 has been fully receipted in 2020.

6. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	September 30, 2020	December 31, 2019
Lab equipment	$123	$114
Office equipment	219	133
Furniture and fixtures	35	38
Leasehold improvements	5	—
	382	285
Less: accumulated depreciation	(151)	(67)
	$231	$218
Depreciation and amortization expense were less than $0.1 million for the each of three months ended September 30, 2020 and 2019. Depreciation and amortization expense were $0.1 million and less than $0.1 million for the nine months ended September 30, 2020 and 2019, respectively.
7. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following (in thousands):

	September 30, 2020	December 31, 2019
Accrued research and development expense	$66	$491
Accrued professional expenses	972	232
Compensation and benefit costs	935	682
Other liabilities	304	52
	$2,277	$1,457
8. Convertible Notes
On August 28, 2019, the Company entered into convertible note agreements for a total additional principal amount of $18.4 million (£15.0 million). The convertible notes issued in 2019 are collectively referred to as the “2019 Convertible Notes”. The 2019 Convertible Notes bore interest at 3% per annum and were payable concurrently with repayment of the principal amount. No repayment of principal or interest was due until maturity, which occurred 12 months after issuance of the 2019 Convertible Notes. Under the agreement, the 2019 Convertible Notes automatically converted upon a Qualified Financing and Non-Qualified Financing securities upon (i) the completion of a Qualified Financing; or (ii) noteholder majority had approved a Non-Qualified Financing constituting a conversion event, at 15% discount of the per share price of the securities sold in either a Qualified Financing or Non-Qualified Financing.
On April 17, 2020, upon the Series B convertible preferred share financing, which constituted a Qualified Financing, the outstanding principal of the convertible notes of $18.4 million (£15.0 million) automatically converted into 1,723,263 Series B convertible preferred shares.
The Company elected the fair value option to account for the 2019 Convertible Notes. The Company recorded the 2019 Convertible Notes at fair value and subsequently remeasured them to fair value at each reporting date. Changes in fair value were recognized as a component of other income (expense), net in the condensed consolidated statements of operations and comprehensive loss. The Company recognized losses in the unaudited condensed consolidated statements of operations and comprehensive loss of $1.8 million as change in fair value of the convertible notes during the nine months ended September 30, 2020. No change in fair value of convertible notes was recognized during the three months ended September 30, 2020 as no convertible notes were outstanding during the three months ended September 30, 2020. No change in fair value of convertible notes was recognized during the three and nine months ended September 30, 2019 as the carrying value approximated to its fair value as of September 30, 2019.
As of December 31, 2019, the outstanding 2019 Convertible Notes are shown on the accompanying unaudited condensed consolidated balance sheets at the fair value of $21.1 million.
9. Convertible Preferred Shares
Prior to the IPO, the Company had issued convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares.
In August 2017, the Company entered into a subscription and shareholders agreement, or the 2017 Agreements, pursuant to which the Company issued an aggregate of 2,650,980 convertible preferred shares for total proceeds of approximately $3.9 million and incurred issuance costs of $0.1 million, recorded as a reduction to convertible preferred shares.
The 2017 Agreements were amended and restated in September 2018, as so amended, the Amended 2018 Agreements. Pursuant to the Amended 2018 Agreements, the Company issued 7,131,525 Series A convertible preferred shares for an aggregate purchase price of $35.4 million and incurred issuance costs of $0.3 million, recorded as a reduction to convertible preferred shares.
On April 17, 2020, the Company closed a Series B funding round to secure an additional $80.0 million of funding, including the conversion of the 2019 Convertible Notes (see Note 8), through the issuance of Series B convertible preferred shares. The Company received $61.6 million in cash proceeds upon the issuance of 4,913,404 Series B convertible preferred shares and incurred issuance costs of $0.3 million, recorded as a reduction to the convertible preferred shares. The 2019 Convertible Notes were converted into 1,723,263 Series B convertible preferred shares. The issuance price of the Series B convertible preferred shares was $1.42 per share.
Convertible preferred shares and Series A convertible preferred shares consisted of the following as of December 31, 2019 (in thousands, except for share amounts):

As of December 31, 2019	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Convertible preferred shares	2,650,980	2,650,980	$3,865	$3,761
Series A convertible preferred shares	7,131,525	7,131,525	35,414	35,147
	9,782,505	9,782,505	$39,279	$38,908
Upon closing of the IPO, the convertible preferred shares and Series A convertible preferred shares as of December 31, 2019, together with the Series B convertible preferred shares issued during the nine months ended September 30, 2020, were converted to 16,419,172 ordinary shares. The holders of the Company’s convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares had certain voting, dividend, and redemption rights, as well as liquidation preferences and conversion privileges. All rights, preferences, and privileges associated with the convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares were terminated at the time of the Company’s IPO in conjunction with the conversion of all outstanding shares of convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares into ordinary shares.
10. Ordinary Shares
In August 2017, the Company issued 10,551,166 ordinary shares as founder shares for services rendered to the Company at a nominal value of £0.008 per share. In connection with the issuance of convertible preferred shares in August 2017, vesting conditions were placed on the 10,551,166 shares. These shares vested as follows: 25% of the shares held by certain of the founder vested on August 17, 2017; 25% of the shares vested on August 17, 2018; and 50% of shares vested in twenty-four equal monthly installments from August 17, 2018 through August 17, 2020. The fair value of the ordinary shares issued to certain of the founders in excess of the consideration initially paid was recognized as share-based compensation over the vesting period.
In October 2019, the Company issued 102,214 and 99,049 ordinary shares to a non-employee and an employee, with the vesting period of three and four years, respectively. The employee left the Company in July 2020 and 63,972 ordinary shares were forfeited and repurchased by the Company.
On September 22, 2020, the Company closed its IPO of ADSs representing its ordinary shares and issued and sold 8,625,000 ADSs at a public offering price of $17.00 per ADS, resulting in net proceeds of approximately $132.9 million after deducting underwriting fees and offering costs. Upon the closing of the IPO, the convertible preferred shares and Series A convertible preferred shares and Series B convertible preferred shares were converted to 16,419,172 ordinary shares.
Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends, if any, as may be declared by the board of directors. Through September 30, 2020, no cash dividends had been declared or paid by the Company.
11. Share-Based Compensation
2017 Equity Incentive Plan
Under the Company’s shareholder and subscription agreements, the Company is authorized to issue restricted shares, restricted share units, as well as options, as incentives to its employees, non-employees and members of its board of directors. To the extent such incentives are in the form of share options, the options are granted pursuant to the terms of the 2017 Equity Incentive Plan, or the 2017 Plan. In July 2019, the Company’s board of directors adopted the 2017 Plan. The 2017 Plan provides for the grant of Enterprise Management Incentive, or EMI, options, to its UK employees, for the grant of options to its U.S. employees and non-employees of the Company. The 2017 Plan is administered by the board of directors.
As of September 30, 2020, the Company was authorized under the shareholder agreements to issue a total of 13,601,246 ordinary shares, including shares underlying options granted pursuant to the 2017 Plan. Forfeitures are accounted for as they occur. As of September 30, 2020, there were 371,487 shares available for issuance as incentives to the Company’s employees and directors, which includes shares underlying options that may be granted from time to time subsequent to September 30, 2020 under the terms of the 2017 Plan.
Options granted under the 2017 Plan, typically vest over a three or four-year service period with 33.3% and 25%, respectively, of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining years. Restricted share units granted under the 2017 Plan, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date. The options granted by the Company prior to April 17, 2020 contain provisions that to the extent then outstanding, they will be subject to accelerated vesting upon the occurrence of a Sale, Asset Sale or listing of the Company's ordinary shares on any stock exchange, and any such unvested options accordingly became fully vested upon a Listing (as such term is defined in the 2017 Plan). Upon the Company’s IPO 866,268 options vested due to the accelerated vesting upon a Listing. 1,015,813 options granted to the president and chief business officer of the Company on May 19, 2020 became fully vested on August 17, 2020, resulting in the recognition of $9.4 million in share-based compensation expense, including $2.4 million in research and development expenses and $7.1 million in general and administrative expenses.

The options granted before June 30, 2020 are subject to 100% vesting upon the date of the listing of the Company's ordinary shares on any stock exchange. The options granted on June 30, 2020 are subject to 25% vesting upon the earlier occurrence of (i) the one year anniversary of the date of grant, or (ii) the date of the listing of the Company's ordinary shares on any stock exchange. Upon completion of the IPO, a total of $3.5 million was immediately recognized in share-based compensation expense, including $1.4 million in research and development expenses and $2.1 million in general and administrative expenses.
The restricted share units granted on June 30, 2020 are subject to 25% vesting upon the earlier of (i) the one year anniversary of the date of grant, or (ii) the first day following the six-month anniversary of the listing of the Company's ordinary shares on any stock exchange on which the closing price of the shares is 20% higher than the listing price for at least five consecutive trading days. Options granted under the 2017 Plan generally expire 10 years from the date of grant.
2020 Share Option Plan
In September 2020, the Company’s board of directors adopted, and the Company’s shareholders approved, The 2020 Share Option Plan, or (the “2020 Plan”), which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The 2020 Plan allows the compensation and leadership development committee to make equity-based and cash-based incentive awards to the Company’s officers, employees, directors and other key persons (including consultants).
The Company initially reserved 2,074,325 shares of its ordinary shares for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by up to 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our compensation and leadership development committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2020 Plan was 2,074,325 shares as of September 30, 2020, of which 1,387,101 shares remained available for future grant.
During the nine months ended September 30, 2020 and 2019, the Company granted options to purchase 3,150,360 and 1,539,411 ordinary shares to employees and non-employees, respectively.
2020 Employee Share Purchase Plan
In September 2020, the Company’s board of directors adopted, and the Company’s shareholders approved, The 2020 Employee Share Purchase Plan, or the ESPP, which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO.
The ESPP initially reserves and authorizes up to a total of 340,053 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1st, beginning on January 1, 2022, by the least of (i) 510,080 ordinary shares, or (ii) up to 1% of the outstanding number of ordinary shares on the immediately preceding December 31st, or such lesser number of ordinary shares as determined by the plan administrator. The share reserve is subject to adjustment in the event of a share split, share dividend or other change in our capitalization.
The total number of ordinary shares that may be issued under the ESPP was 340,053 shares as of September 30, 2020, of which 340,053 shares remained available for future grant.
As of September 30, 2020, the initial purchase period under the ESPP has not yet commenced.

Restricted Shares
A summary of the changes in the Company’s unvested restricted shares during the nine months ended September 30, 2020 are as follows:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2019	1,907,515	$0.74
Granted	—	—
Vested	(1,821,532)	0.07
Forfeited	(63,972)	(0.05)
Unvested and Outstanding as of September 30, 2020	22,011	$2.23
As of September 30, 2020, there was less than $0.1 million of unrecognized compensation cost related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 0.6 years. The total fair value of vested shares was $1.2 million and $1.1 million for the nine months ended September 30, 2020 and 2019, respectively.
Restricted Share Units
A summary of the changes in the Company’s unvested restricted share units during the nine months ended September 30, 2020 are as follows:

	Number of units	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2019	—	$—
Granted	257,708	10.19
Vested	—	—
Forfeited	—	—
Unvested and Outstanding as of September 30, 2020	257,708	$10.19
As of September 30, 2020, there was $2.5 million of unrecognized compensation cost related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 3.5 years. The exercise price of restricted share units is at a nominal value less than £0.01 per share.
Share Options
The following table summarizes the Company’s share options activity for the nine months ended September 30, 2020:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2019	1,539,411	$0.82	9.58	$2,284
Granted	3,150,360	$4.11
Exercised	(197,702)	$0.01
Forfeited	(9,562)	$0.01
Outstanding as of September 30, 2020	4,482,507	$3.18	9.41	$141,443
Exercisable as of September 30, 2020	3,204,270	$0.79	9.23	$109,293
Unvested as of September 30, 2020	1,278,237	$9.11	9.87	$32,966

The weighted average exercise price of options granted to UK employees during the nine months ended September 30, 2020 was $4.00 per share. The weighted average exercise price of options granted to United States employees during the nine months ended September 30, 2020 was $4.72 per share.
The weighted average exercise price of options granted to UK employees during the nine months ended September 30, 2019 was less than $0.01 per share. The weighted average exercise price of options granted to United States employees during the nine months ended September 30, 2020 was less than $1.39 per share.
The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.
The weighted average grant-date fair value of share options granted was $8.25 and $1.88 per share during the nine months ended September 30, 2020 and 2019, respectively.
As of September 30, 2020, there was $12.8 million of unrecognized compensation cost related to unvested share options, which is expected to be recognized over a weighted-average period of 3.8 years.
Share Option Valuation
The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the nine months ended September 30, 2020 and 2019 were as follows:

	Three months Ended September 30,		Nine months Ended September 30,
	2020	2019	2020	2019
Expected option life (years)	6.08 Years	5.90 Years	5.93 Years	5.90 Years
Expected volatility	66.9%	63.4%	66.0%	63.4%
Risk free interest rate	0.39%	1.88%	0.43%	1.88%
Expected dividend yield	—%	—%	—%	—%
Fair value of underlying ordinary shares	$17.00	$2.16	$10.30	$2.16
Share-based Compensation Expense
Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Three months Ended September 30,		Nine months Ended September 30,
	2020	2019	2020	2019
Research and development	$2,231	$958	$5,748	$1,384
General and administrative	2,984	879	10,869	1,134
Total stock based compensation expense	$5,215	$1,837	$16,617	$2,518

12. Net Loss Per Share
Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three months Ended September 30,		Nine months Ended September 30,
	2020	2019	2020	2019
Numerator
Net loss	$(16,694)	$(5,680)	$(41,528)	$(11,977)
Net loss attributable to ordinary shareholder- basic and diluted	$(16,694)	$(5,680)	$(41,528)	$(11,977)

Denominator
Weighted-average number of ordinary shares used in net loss per share-basic and diluted	12,834,889	7,789,132	10,638,738	7,134,760
Net loss per share - basic and diluted	$(1.30)	$(0.73)	$(3.90)	$(1.68)
The Company’s potentially dilutive securities, which include unvested restricted shares, unvested restricted share units, convertible preferred shares, Series A convertible preferred shares, Series B convertible preferred shares and options granted, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the three and nine months ended September 30, 2020 and 2019 because including them would have had an anti-dilutive effect:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Unvested restricted shares	22,011	2,417,976	22,011	2,417,976
Unvested restricted share units	257,708	0	257,708	0
Convertible preferred shares	0	2,650,980	0	2,650,980
A convertible preferred shares	0	7,131,525	0	7,131,525
Share Options	4,482,507	1,539,411	4,482,507	1,539,411
	4,762,226	13,739,892	4,762,226	13,739,892

13. Commitments and Contingencies
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its results of operations, cash flows and financial position. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any material litigation and did not have material contingency reserves established for any liabilities as of September 30, 2020 and December 31, 2019.

Leases
The Company’s corporate headquarters is located in London, United Kingdom, for which, as of September 30, 2020, the Company leased a series of office space at 19 Eastbourne Terrace, Paddington, London, United Kingdom from The Office Group Limited under non-cancelable leases. The leases related to this facility are classified as operating leases with terms of two years. The Company recognizes rent expense on a straight-line basis over the respective lease period.
The Company leased office space at 180 Varick Street NY, NY from BioInnovations Labs, LLC under a cancelable lease that can be terminated by either party with one-month advanced notice. The lease related to this facility is classified as an operating lease.
The Company recorded rent expense totaling $0.3 million and $0.1 million for the three months ended September 30, 2020 and 2019, respectively.
The Company recorded rent expense totaling $0.8 million and $0.2 million for the nine months ended September 30, 2020 and 2019, respectively.
Indemnification
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.
14. Related Party Transactions
On August 28, 2019, as part of the Company’s 2019 Convertible Notes issuance an amount of $7.6 million (£6.2 million) was issued to a shareholder and it was converted to 710,621 shares of Series B convertible preferred shares on April 17, 2020. As of December 31, 2019, the shareholder’s convertible loan note remained outstanding. Refer to Note 8 for additional information on the 2019 Convertible Notes.
The Company receives accounting and professional services from Tapestry Networks, Inc., or Tapestry, a company affiliated with a director of the Company and the Company’s Chief Executive Officer, from time to time as needed. The Company recorded accounting and professional fees totaling $0.1 million for the nine months ended September 30, 2020 and 2019. The Company recorded accounting and professional fees totaling less than $0.1 million for the three months ended September 30, 2020 and 2019. As of September 30, 2020 and December 31, 2019, the Company had less than $0.1 million and $0.1 million outstanding to Tapestry, respectively.
15. Subsequent Events
On October 05, 2020, the son of Dr. Malievskaia began working for the Company as a Stakeholder Engagement and Operations Associate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this Report of Foreign Private Issuer on Form 6-K, or Report, and our audited consolidated financial statements and related footnotes for the year ended December 31, 2019 included in our Prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, on September 21, 2020, or Prospectus,. Some of the information contained in this discussion and analysis or set forth elsewhere in this Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those set forth under the caption “Risk Factors” in our Prospectus , as supplemented by our subsequent filings with the SEC.
We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Unless otherwise indicated, certain U.S. dollar amounts contained in this Report have been translated into pounds sterling at the rate of £1.00 to $1.2717, which was the noon buying rate of the Federal Reserve Bank of New York on September 30, 2020. These translations should not be considered representations that any such amounts have been, could have been or could be converted into pounds sterling at that or any other exchange rate as of that or any other date.
We have made rounding adjustments to some of the figures included in this Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. We have historically conducted our business through COMPASS Pathfinder Holdings Limited, and therefore our historical consolidated financial statements present the consolidated results of operations of COMPASS Pathfinder Holdings Limited. Subsequent to the completion of our corporate reorganization, our consolidated financial statements present the consolidated results of operations of COMPASS Pathways plc.
Overview
We are a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. We are motivated by the need to find better ways to help and empower people suffering with mental health challenges who are not helped by existing therapies, and are pioneering the development of a new model of psilocybin therapy, in which psilocybin is administered in conjunction with psychological support. Our initial focus is on treatment-resistant depression, or TRD, a subset of major depressive disorder, or MDD, comprising patients who are inadequately served by the current treatment paradigm. Early signals from academic studies, using formulations of psilocybin not developed by us, have shown that psilocybin therapy may have the potential to improve outcomes for patients suffering with TRD, with rapid reductions in depression symptoms and effects lasting up to six months, after administration of a single high dose. We have developed a proprietary, high-purity polymorphic crystalline formulation of psilocybin, COMP360. In 2019, we completed a Phase I clinical trial administering COMP360, along with psychological support, to 89 healthy volunteers, the largest randomized controlled trial with psilocybin therapy to date. In this trial, we observed that COMP360 was generally well-tolerated. We are currently evaluating COMP360 in conjunction with psychological support, in a Phase IIb trial and we plan to report data from this trial in late 2021.
Since our formation, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any therapeutic candidates approved for sale and have not generated any revenue. We have funded our operations to date primarily with proceeds from the sale of convertible preferred shares, convertible loan notes and our initial public offering, or the IPO, of American Depositary Shares, or ADSs, representing our ordinary shares. Through September 30, 2020, we had received net cash proceeds of $116.4 million from sales of our convertible preferred shares and convertible loan notes and $132.9 million from sales of ADSs through our IPO after deducting underwriting discounts and commissions and other offering expenses.
We have incurred significant operating losses since our inception. We incurred total net losses of $41.5 million and $12.0 million, respectively, for the nine months ended September 30, 2020 and 2019, respectively. As of September 30, 2020, we had an accumulated deficit of $79.1 million. Our historical losses resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials, regulatory compliance, market access, commercialization and business development activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. Our operating losses stem primarily from development of our investigational COMP360 psilocybin therapy for TRD, and we expect they will continue to increase as we increase our headcount and further develop our investigational COMP360 psilocybin therapy candidate through clinical trials for TRD, potentially including expanding into additional indications, and initiate preclinical and clinical development of additional programs for different therapeutic candidates. Furthermore, since the completion of our IPO, we have incurred additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from sales of therapeutic candidates, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements . Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that our current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.
As of September 30, 2020, we had cash and cash equivalents of $196.5 million. We believe that our existing cash and cash equivalents will be sufficient for us to fund our operating expenses and capital expenditure requirements into 2023. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources—Funding Requirements” below.
The ongoing impacts and spread of the coronavirus disease, or COVID-19, which we refer to as the COVID-19 pandemic, and the policies and regulations implemented by governments in response to the pandemic have had a significant impact, both directly and indirectly, on the global economy and our business and operations, including in particular the interruption of our clinical trial activities and potential interruption to our supply chain. For example, the COVID-19 pandemic has delayed enrollment in our ongoing Phase IIb clinical trial of COMP360 psilocybin therapy. While we have resumed enrollment in this trial, the impact of COVID-19 has delayed our anticipated completion date of this trial, with data now expected in late 2021, and there can be no assurance that we will not experience additional enrollment delays as the virus continues to spread globally. The development of our investigational COMP360 psilocybin therapy could continue to be disrupted and materially adversely affected in the future by the COVID-19 pandemic or other epidemics or outbreaks of an infectious disease. If the disruptions due to the COVID-19 pandemic continues, our planned future clinical development for our investigational COMP360 psilocybin therapy could also be delayed due to government orders and site policies on account of the pandemic, and some patients may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our therapeutic candidate. Furthermore, the COVID-19 pandemic could affect our employees or the employees of research sites and service providers, including therapists employed by trial sites involved in our clinical trial of COMP360, on whom we rely as well as those of companies with which we do business, including our suppliers, contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business could materially impact the ability of employees to access preclinical and clinical sites, manufacturing sites and offices. We have implemented work-at-home policies and may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, increase the potential risks of data privacy or security breaches, or disrupt, delay, or otherwise adversely impact our business.
We continue to assess our business plans and the impact the COVID-19 pandemic may have on our ability to advance the development and manufacturing of COMP360 as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our investigational COMP360 psilocybin therapy. No assurances can be given that this analysis will enable us to avoid part or all of any impact from the COVID-19 pandemic, including downturns in business sentiment generally or in our sector in particular. We cannot currently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.
Components of Our Results of Operations
Revenue
To date, we have not generated any revenue and do not expect to generate any revenue from the sale of therapeutic candidates in the foreseeable future. If our development efforts for our investigational COMP360 psilocybin therapy are successful and result in regulatory approval of COMP360, we may generate revenue in the future.
Operating Expenses
Research and Development Expenses
Research and development expenses consist primarily of:
•development costs, including expenses incurred under agreements with contract research organizations, or CROs and CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•manufacturing scale-up expenses and the cost of acquiring and manufacturing materials for preclinical studies and clinical trials, the costs of laboratory and trial site supplies and equipment;
•personnel expenses, including salaries, related benefits and travel expense for employees engaged in research and development functions;
•share-based compensation expenses resulting from equity awards granted to employees engaged in research and development functions; and
•other expenses, including costs related to compliance with regulatory requirements, costs of outside consultants, including their fees, share-based compensation and related travel expenses, allocated facility-related expenses such as direct depreciation costs, allocated expenses for rent and maintenance of facilities and other operating costs.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as a prepaid expense or accrued research and development expenses.
Research and development activities are central to our business model. Product or therapeutic candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite the clinical development for our investigational COMP360 psilocybin therapy for TRD; (ii) fund research for our investigational COMP360 psilocybin therapy in other neuropsychiatric indications; (iii) seek to develop digital technologies to complement and augment our therapies, and seek to access other novel drug candidates for development in neuropsychiatric and related indications; (iv) improve the efficiency and scalability of our third-party manufacturing processes and supply chain; and (v) build our third-party or in-house process development, analytical and related capabilities, increase personnel costs and prepare for regulatory filings related to our potential or future therapeutic candidates.
The successful development and commercialization of our investigational COMP360 psilocybin therapy is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:
•successful enrollment in and completion of clinical trials and preclinical studies;
•sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;
•receiving regulatory approvals or clearance for conducting our planned clinical trials or future clinical trials;
•receiving positive data from our clinical trials that support an acceptable risk-benefit profile of COMP360 and any future therapeutic candidates in the intended populations;
•receipt and maintenance of regulatory and marketing approvals from applicable regulatory authorities;
•establishing and scaling up, through third-party manufacturers, manufacturing capabilities of clinical supply for our clinical trials and commercial manufacturing, if any therapeutic candidates are approved;
•entry into collaborations to further the development of our investigational COMP360 psilocybin therapy and our future therapeutic candidates;
•obtaining and maintaining patent and trade secret protection or regulatory exclusivity for COMP360 and any future therapeutic candidates;
•successfully launching commercial sales of our investigational COMP360 psilocybin therapy and any future therapeutic candidates, if approved;
•acceptance of our current and future therapeutic candidates’ benefits and uses, if approved, by patients, the medical community and third-party payors; and

•maintaining a continued acceptable safety profile of our investigational COMP360 psilocybin therapy and our future therapeutic candidates following approval.
A change in the outcome of any of these variables with respect to the development of our investigational COMP360 psilocybin therapy in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of our investigational COMP360 psilocybin therapy. For example, if the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, the Medicines and Healthcare products Regulatory Agency, or MHRA, or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time on the completion of clinical development of that therapeutic candidate.
General and Administrative Expenses
General and administrative expenses consist primarily of:
•personnel expenses, including salaries and related benefits, travel and other expenses incurred by personnel in executive, finance and administrative functions;
•share-based compensation expenses resulting from the equity awards granted to employees engaged in executive, finance and administrative functions;
•legal and professional fees, including consulting, accounting and audit services; and
•facilities and other expenses, including depreciation costs, allocated expenses for rent, maintenance of facilities and other operating costs.
We anticipate that our general and administrative expenses will continue to increase in the future as we increase our headcount to support our continued research activities and development of our investigational COMP360 psilocybin therapy.
We also anticipate we will continue to incur increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs, as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of a therapeutic candidate appears likely, we anticipate an increase in payroll and other expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our therapeutic candidate.
Other Income (Expense), Net
Fair Value Change of Convertible Notes
Fair value change of convertible notes relates to the convertible notes issued during the nine months ended September 30, 2019, which were converted to Series B convertible preferred shares in April 2020.
Benefit from Research and Development Tax Credit
Benefit from research and development, or R&D, tax credit, consists of the R&D tax credit received in the UK, which is recorded within other income (expense), net. As a company that carries out extensive research and development activities, we seek to benefit from the Small and Medium Enterprise, or SME, Program. Qualifying expenditures largely comprise employment costs for research staff, consumables, a proportion of relevant, permitted sub-contract costs and certain internal overhead costs incurred as part of research projects for which we do not receive income.

Based on criteria established by Her Majesty’s Revenue and Customs, or HMRC, a portion of expenditures being carried in relation to our pipeline research and development, clinical trial management and third-party manufacturing development activities were eligible for the SME regime for the nine months ended September 30, 2020 and 2019. We expect such elements of expenditure will also continue to be eligible for the SME regime for future accounting periods.
The UK R&D tax credit is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the UK research and development tax credit as a benefit which is included in our net loss before income tax and, accordingly, not reflected as part of the income tax provision. If, in the future, any UK R&D tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.
Other Income (Expense), net
Other income (expense), net primarily consists of foreign exchange gain or loss arising from foreign currency transactions.
Income Tax Expense
We are subject to corporate taxation in the United States and the UK. Due to the nature of our business, we have generated losses since inception and have therefore not paid UK corporation tax. Our income tax (expense) benefit represents only income taxes in the United States.
Unsurrendered UK losses may be carried forward indefinitely and may be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits. After accounting for tax credits receivable, we had accumulated trading losses for carry forward in the UK of $6.8 million and $17.7 million as of December 31, 2018 and 2019, respectively.
Results of Operations
Comparison of the Three Months Ended September 30, 2020 and 2019
The following table summarizes our results of operations for the three months ended September 30, 2020 and 2019 (in thousands):

	Three months Ended September 30,
	2020	2019	Change
Operating expenses:
Research and development	$6,875	$3,121	$3,754
General and administrative	6,607	3,149	3,458
Total operating expenses	13,482	6,270	7,212
Loss from operations	(13,482)	(6,270)	(7,212)
Other income (expense), net:
Other income	109	17	92
Foreign exchange gains (losses)	(4,331)	45	(4,376)
Benefit from R&D tax credit	1,092	528	564
Total other income (expense), net	(3,130)	590	(3,720)
Loss before income taxes	(16,612)	(5,680)	(10,932)
Income tax benefit (expense)	(82)		(82)
Net loss	$(16,694)	$(5,680)	$(11,014)

Research and Development Expenses
The table below summarizes our research and development expenses for the three months ended September 30, 2020 and 2019 (in thousands):

	Three months Ended September 30,
	2020	2019	Change
Development costs	$2,929	$1,410	$1,519
Personnel expenses	1,423	644	779
Non-cash share-based compensation expense	2,231	958	1,273
Other expenses	292	109	183
Total research and development expenses	$6,875	$3,121	$3,754
Research and development expenses increased by $3.8 million from $3.1 million for the three months ended September 30, 2019 to $6.9 million for the three months ended September 30, 2020. The increase in research and development expenses was primarily attributable to the following:
•an increase of $1.5 million in development expenses, which primarily relates to increases of $1.1 million in clinical trial expenses and $0.4 million in preclinical studies to assess additional indications for our investigational COMP360 psilocybin therapy development;
•an increase of $0.8 million in personnel expenses, as a result of hiring additional personnel in our research and development department to support the requirements of increased clinical activities;
•an increase of $1.3 million in non-cash share-based compensation primarily related to certain options which were accelerated in vesting upon the IPO in accordance with the option terms and resulted in the recognition of $3.5 million in share-based compensation expense, $1.4 million of which was allocated to research and development expenses based on the time spent in supporting research and development activities. The increase in non-cash share-based compensation also resulted from other share option grants made to recruit and retain staff to support the increase in our overall research and development activities; and
•an increase of $0.2 million in other expenses, which was primarily related to increases in consulting expenses.
We expect research and development costs to increase materially in the near future, consistent with our plan to advance our investigational COMP360 psilocybin therapy through clinical development.
General and Administrative Expenses
The following table summarizes our general and administrative expenses for the three months ended September 30, 2020 and 2019 (in thousands):

	Three months Ended September 30,
	2020	2019	Change
Personnel expenses	$1,499	$1,051	$448
Non-cash share-based compensation expense	2,984	879	2,105
Legal and professional fees	1,545	948	597
Facilities and other expense	579	271	308
Total general and administrative expenses	$6,607	$3,149	$3,458

General and administrative expenses increased by $3.5 million from $3.1 million for the three months ended September 30, 2019, to $6.6 million for the three months ended September 30, 2020. The increase in general and administrative expenses was primarily attributable to the following:
•an increase of $0.4 million in personnel costs, primarily due to an increase in headcount related to the hiring of additional personnel in general, administrative and commercial functions to support our growth initiatives, including our progression towards becoming a public company;
•an increase of $2.1 million in non-cash share-based compensation primarily related to certain options which were accelerated in vesting upon the IPO in accordance with the option terms and resulted in the recognition of $3.5 million in share-based compensation expense, $2.1 million of which was allocated to general and administrative expenses based on the time spent supporting general and administrative activities;
•an increase of $0.6 million in legal and professional fees, primarily related to preparation of the IPO and other corporate activities as we continued to grow our business; and
•an increase of $0.3 million in facilities and other expenses, including rent, depreciation and insurance.
We expect these costs to increase consistent with our plans to increase our headcount in conjunction with our initial public offering and ongoing requirements as a public company.
Total Other Income (Expense), Net
•Benefit from Research and Development Tax Credit
During the three months ended September 30, 2020 and 2019, we recognized an R&D tax credit from the UK as a benefit within other income (expense), net for $1.1 million and $0.5 million, respectively. The 2020 credit increased from 2019, in line with increased research and development activity.
•Foreign exchange gains (losses)
Foreign exchange gains (losses) decreased by $4.3 million from a gain of less than $0.1 million for the three months ended September 30, 2019, to a loss of $4.3 million for the three months ended September 30, 2020, primarily related to a $4.4 million increase in exchange loss arising from the translation of cash balances generated from the issuance of Series B convertible preferred shares in the second quarter of 2020 and the issuance of ADSs upon the IPO that were maintained in USD, which was different from the legal entity’s functional currency (GBP) giving rise to foreign currency losses. There was also a $0.1 million increase in interest income.
•Other income
Other income increased by $0.1 million from less than $0.1 million for the three months ended September 30, 2019, to $0.1 million for the three months ended September 30, 2020, mainly due to a $0.1 million increase in interest income.

Comparison of the Nine Months Ended September 30, 2020 and 2019
The following table summarizes our results of operations for the nine months ended September 30, 2020 and 2019 (in thousands):

	Nine months Ended September 30,
	2020	2019	Change
Operating expenses:
Research and development	$18,822	$7,987	$10,835
General and administrative	21,052	5,865	15,187
Total operating expenses	39,874	13,852	26,022
Loss from operations	(39,874)	(13,852)	(26,022)
Other income (expense), net:
Other income	302	52	250
Foreign exchange gains (losses)	(3,252)	67	(3,319)
Fair value change of convertible notes	(1,754)		(1,754)
Benefit from R&D tax credit	3,175	1,756	1,419
Total other income (expense), net	(1,529)	1,875	(3,404)
Loss before income taxes	(41,403)	(11,977)	(29,426)
Income tax benefit (expense)	(125)		(125)
Net loss	$(41,528)	$(11,977)	$(29,551)
Research and Development Expenses
The table below summarizes our research and development expenses for the nine months ended September 30, 2020 and 2019 (in thousands):

	Nine months Ended September 30,
	2020	2019	Change
Development costs	$8,963	$4,826	$4,137
Personnel expenses	3,311	1,538	1,773
Non-cash share-based compensation expense	5,748	1,384	4,364
Other expenses	800	239	561
Total research and development expenses	$18,822	$7,987	$10,835
Research and development expenses increased by $10.8 million from $8.0 million for the nine months ended September 30, 2019 to $18.8 million for the nine months ended September 30, 2020. The increase in research and development expenses was primarily attributable to the following:
•an increase of $4.1 million in development expenses, which primarily related to increases of $2.8 million in clinical trial expenses and $1.6 million in preclinical studies to assess additional indications for our investigational COMP360 psilocybin therapy development, offset by a decrease of $0.1 million in therapist training costs and $0.1 million in drug development costs;
•an increase of $1.8 million in personnel expenses, as a result of hiring additional personnel in our research and development department to support the requirements of increased clinical activities;
•an increase of $4.4 million in non-cash share-based compensation reflecting a significant charge due to 1,015,813 options that were granted in May 2020 to our president and chief business officer and which fully vested during the nine months ended September 30, 2020, resulting in the recognition of $9.4 million in share-based compensation expense, $2.4 million, or 25%, of which was allocated to research and development expenses based on the time spent supporting research and development activities. In addition, the vesting of certain other options accelerated upon completion of the IPO in accordance with the option grant terms, resulting in the recognition of $3.5 million in share-based compensation expense, $1.4 million of which was allocated to research and development expenses based on the time spent supporting research and development activities. The increase in non-cash share-based compensation also resulted from other share option grants made to recruit and retain staff to support the increase in our overall research and development activities; and
•an increase of $0.6 million in other expenses, which was primarily related to increases in consulting expenses.
We expect research and development costs to increase materially in the near future, consistent with our plan to advance our investigational COMP360 psilocybin therapy through clinical development.
General and Administrative Expenses
The following table summarizes our general and administrative expenses for the nine months ended September 30, 2020 and 2019 (in thousands):

	Nine months Ended September 30,
	2020	2019	Change
Personnel expenses	$3,769	$2,354	$1,415
Non-cash share-based compensation expense	10,869	1,134	9,735
Legal and professional fees	4,691	1,743	2,948
Facilities and other expense	1,723	634	1,089
Total general and administrative expenses	$21,052	$5,865	$15,187
General and administrative expenses increased by $15.2 million from $5.9 million for the nine months ended September 30, 2019, to $21.1 million for the nine months ended September 30, 2020. The increase in general and administrative expenses was primarily attributable to the following:
•an increase of $1.4 million in personnel costs, primarily due to an increase in headcount related to the hiring of additional personnel in general, administrative and commercial functions to support our growth initiatives, including our progression towards becoming a public company;
•an increase of $9.7 million in non-cash share-based compensation reflecting a significant charge due to 1,015,813 options that were granted in May 2020 to our president and chief business officer which fully vested during the nine months ended September 30, 2020, resulting in the recognition of $9.4 million in share-based compensation expense, $7.1 million, or 75%, of which was allocated to general and administrative expenses based on the time spent on general and administrative activities. In addition, the vesting of certain other options accelerated upon the IPO in accordance with the option grant terms, resulting in the recognition of $3.5 million in share-based compensation expense, $2.1 million of which was allocated to general and administrative expenses based on the time spent supporting general and administrative activities. The increase in non-cash share-based compensation also resulted from other share option grants made to recruit and retain staff to support the requirements of increased general, administrative and commercial activities;
•an increase of $2.9 million in legal and professional fees, primarily related to the preparation of our IPO and our other corporate activities as we continued to grow our business; and

•an increase of $1.1 million in facilities and other expenses, including rent, depreciation and insurance.
We expect general and administrative costs to increase consistent with our plans to increase our headcount in conjunction with our ongoing requirements as a public company.
Total Other Income (Expense), Net
•Benefit from Research and Development Tax Credit
During the nine months ended September 30, 2020 and 2019, we recognized an R&D tax credit from the UK as a benefit within other income (expense), net for $3.2 million and $1.8 million, respectively. The tax credit receivable increased in 2020 compared to 2019 in line with increased research and development activity.
•Fair value change of convertible notes
There was no loss resulting from the fair value change of the convertible notes during the nine months ended September 30, 2019 as its carrying amount as of September 30, 2019 approximated to its fair value compared with a loss of $1.8 million during the nine months ended September 30, 2020.
•Foreign exchange gains (losses)
Foreign exchange gains (losses) decreased by $3.3 million from a gain of $0.1 million for the nine months ended September 30, 2019 to a loss of $3.3 million for the nine months ended September 30, 2020, primarily related to a $3.3 million increase in exchange loss arising from the translation of cash balances generated from the issuance of Series B convertible preferred shares during the second quarter of 2020 and the issuance of ADSs upon the IPO that were maintained in USD, which was different from the legal entity’s functional currency (GBP), giving rise to foreign currency losses.
•Other income
Other income increased by $0.2 million from $0.1 million for the nine months ended September 30, 2019, to $0.3 million for the nine months ended September 30, 2020, mainly due to a $0.2 million increase in interest income as a result of higher cash balances due to completing both the Series B and IPO funding.
Liquidity and Capital Resources
We are a clinical-stage mental health care company and we have not yet generated any revenue to date. We have incurred significant operating losses since our formation. We have not yet commercialized any therapeutic candidates and we do not expect to generate revenue from sales of any therapeutic candidates for the foreseeable future, if at all. We have funded our operations to date primarily with proceeds from the sale of convertible preferred shares, convertible loan notes and ADSs in our IPO. Through September 30, 2020, we had received net cash proceeds of $116.4 million from sales of our convertible preferred shares and convertible loan notes and $132.9 million net proceeds from sales of ADSs through our IPO after deducting underwriting discounts and commissions and other offering expenses.

Cash Flows
The following table summarizes our cash flows for each of the periods (in thousands):

	Nine months Ended September 30, 2020 Nine months Ended September 30,
	2020	2019
Net cash used in operating activities	$(24,626)	$(11,389)
Net cash used in investing activities	(596)	(89)
Net cash provided by financing activities	194,139	12,049
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,633	(866)
Net increase (decrease) in cash	$171,550	$(295)
Net Cash Used in Operating Activities
During the nine months ended September 30, 2020, net cash used in operating activities was $24.6 million, primarily resulting from our net loss of $41.5 million, offset by non-cash share-based compensation expense of $16.6 million, depreciation and amortization of $0.1 million and a loss due to the change in fair value of our convertible notes of $1.8 million. The net loss was also adjusted by $1.6 million related to changes in components of working capital, including a $3.7 million increase in prepaid expenses and other assets which primarily related to the R&D tax credit receivable and prepaid insurance, and a $2.2 million increase in accounts payable and accrued expenses which related to increased research and development expenses, incurred in our preclinical and clinical trials and increased general and administrative spending resulting from increased professional and legal expenses we have incurred in conjunction with our preparation for becoming a public company.
During the nine months ended September 30, 2019, net cash used in operating activities was $11.4 million, primarily resulting from our net loss of $12.0 million, offset by non-cash share-based compensation expense of $2.5 million. The net loss was also adjusted by $1.9 million related to changes in components of working capital, including a $2.6 million increase in prepaid expenses and other assets which related to prepaid research and development, and a $0.6 million increase in accounts payable and accrued expenses which relate to increased research and development expenses incurred on our preclinical and clinical trials.
Net Cash Used in Investing Activities
During the nine months ended September 30, 2020, net cash used in investing activities was $0.6 million, comprising a $0.1 million in purchase of property and equipment and a $0.5 million investment to acquire an 8% (on a fully diluted basis) shareholding in Delix Therapeutics, Inc., a drug discovery and development company researching novel small molecules for use in central nervous system indications.
During the nine months ended September 30, 2019, net cash used in investing activities was $0.1 million, primarily driven by our purchases of property and equipment, which largely consisted of operating and computer equipment.
Net Cash Provided by Financing Activities
During the nine months ended September 30, 2020, net cash provided by financing activities was $194.1 million, primarily related to $61.3 million net cash proceeds from our sale and issuance of Series B convertible preferred shares and $132.9 million net cash proceeds from our sale and issuance of ADSs upon the IPO.
During the nine months ended September 30, 2019, net cash provided by financing activities was $12.0 million, related to the first draw down of 2019 convertible notes.

Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical trials of COMP360. In addition, we expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Our expenses will also increase as we:
•continue the clinical development of our investigational COMP360 psilocybin therapy in active clinical trial sites across Europe and North America;
•establish and expand the network of public healthcare institutions and private clinics that administer our investigational COMP360 psilocybin therapy;
•continue the training of qualified therapists, psychiatrists and other healthcare professionals to deliver our investigational COMP360 psilocybin therapy;
•establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any therapeutic candidates, therapy sessions, or digital support, for which we may obtain regulatory approval, including COMP360;
•advance our commercialization strategy in Europe and North America, including using digital technologies and solutions to enhance our therapeutic offering;
•continue the research and development program for our other preclinical stage therapeutic candidates and discovery-stage programs;
•discover and/or develop additional therapeutic candidates;
•seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials;
•pursue necessary scheduling-related decisions to enable us to commercialize any therapeutic candidates containing controlled substances for which we may obtain regulatory approval, including COMP360;
•explore external business development opportunities through acquisitions, partnerships, licensing deals to enhance our pipeline and add additional therapeutic candidates to our portfolio;
•obtain, maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent or other intellectual property infringement claims;
•add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization efforts;
•experience any delays or encounter any issues with respect to any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges, including delays and other impacts as a result of the COVID-19 pandemic;
•expand our operations in the United States, Europe and potential other geographies; and
•incur additional legal, accounting and other expenses associated with operating as an English public company listed in the United States.

In addition, the Sarbanes-Oxley Act, as well as rules adopted by the Securities and Exchange Commission, or SEC, requires public companies to implement specified corporate governance practices. Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2021. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
We believe our existing cash of $196.5 million at September 30, 2020 will be sufficient for us to fund our operating expenses and capital expenditure requirements into 2023. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and commercialization.
Because of the numerous risks and uncertainties associated with research, development and commercialization of therapeutic candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:
•the progress, timing and completion of preclinical testing and clinical trials for COMP360 for the treatment of TRD, and for indications outside of TRD or any future therapeutic candidates;
•the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA, the EMA, the MHRA and comparable foreign regulatory authorities, including the potential for such authorities to require that we perform more nonclinical studies or clinical trials than those that we currently expect or change their requirements on studies that had previously been agreed to;
•the outcome and timing of any scheduling-related decisions by the United States Drug Enforcement Agency, or DEA, individual states, and comparable foreign authorities;
•the number of potential new therapeutic candidates we identify and decide to develop, either internally through our research and development efforts or externally through acquisitions, licensing or other collaboration agreements;
•the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our investigational COMP360 psilocybin therapy and future therapeutic candidates;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringements raised by third parties;
•the time and costs involved in obtaining regulatory approval for COMP360 or future therapeutic candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to COMP360 or any of our future therapeutic candidates;

•selling and marketing activities undertaken in connection with the potential commercialization of our investigational COMP360 psilocybin therapy or any future therapeutic candidates, if approved, and costs involved in the creation of an effective sales and marketing organization;
•the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our investigational COMP360 psilocybin therapy and future therapeutic candidates, if approved; and
•the costs of operating as a public company.
Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish future revenue streams, research programs or therapeutic candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or therapeutic candidates that we would otherwise prefer to develop and market ourselves.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

As of December 31, 2019	Total	Less than 1 Year	1 to 2 Years	3 to 5 Years	More than 5 Years
Operating lease commitments	$2,070	$1,035	$1,035	$—	$—
Total	$2,070	$1,035	$1,035	$—	$—
As further discussed in Note 2 to our condensed consolidated financial statements appearing elsewhere in this Report, we have not yet adopted ASU No. 2016-02 (Topic 842) Leases, and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, the obligations listed above relate to expenses associated with future periods that are not currently reflected in our consolidated balance sheets.
We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials, clinical and commercial supply manufacturing, support for pre-commercial activities, research and development activities and other services and therapeutic candidates for our operations. Our agreements generally provide for termination within 30 days’ notice. Such agreements are cancelable contracts and not included in the table of contractual obligations and commitments.
Critical Accounting Policies and Significant Judgments and Estimates
Our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. During the nine months ended September 30, 2020, there were no material changes to our critical accounting policies. Our critical accounting policies are described in the notes to the condensed consolidated financial statements included in Item 1, “Condensed Consolidated Unaudited Financial Statements,” appearing elsewhere in this Report.
Emerging Growth Company Status
On April 5, 2012, the JOBS Act was enacted. The JOBS Act provides that, among other things, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of our IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates or we issue more than $1.0 billion of non-convertible debt securities over a three-year period.
We intend to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s 127 attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), or (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).
Off-Balance Sheet Arrangements
As of September 30, 2020, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our unaudited condensed consolidated financial statements appearing elsewhere in this Report.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.
Interest Rate Risk
As of September 30, 2020, we held cash of $196.5 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying United States and UK bank interest rates. Our surplus cash has been invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.
Foreign Currency Exchange Risk
We maintain the consolidated financial statements of COMPASS Pathways plc in pounds sterling, but for financial reporting purposes our condensed consolidated financial statements have been presented in U.S. dollars, the reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the consolidated statement of comprehensive loss. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity (deficit) is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity (deficit).
We do not currently engage in currency hedging activities in order to reduce our currency exposure, but in the future we will maintain a spread of deposits in U.S. dollars, pounds sterling and euros to broadly reflect our expected expenditures in those currencies over time, to provide a natural hedge against the impact of foreign exchange rate movements, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.